Exhibit 99.1

Sun Life Financial declares quarterly dividend on Common and Preferred Shares

TORONTO, Feb. 16 /CNW/ - The Board of Directors of Sun Life Financial Inc. (TSX/NYSE: SLF) today announced a quarterly dividend of $0.36 per common share, payable March 31, 2011 to shareholders of record at the close of business on March 2, 2011. This is the same amount as paid in the previous quarter.

It was also announced by the Board that the following quarterly dividends on its Class A Non-Cumulative Preferred Shares, payable on March 31, 2011 to shareholders of record at the close of business on March 2, 2011 are: $0.296875 per Series 1 share; $0.30 per Series 2 share; $0.278125 per Series 3 share; $0.278125 per Series 4 share; and $0.28125 per Series 5 share.

The quarterly dividends on its Class A Non-Cumulative Rate Reset Preferred Shares, also payable on March 31, 2011 to shareholders of record at the close of business on March 2, 2011, are: $0.375 per Series 6R share; and $0.271875 per Series 8R share.

Dividends payable on March 31, 2011 to participants in the Canadian Dividend Reinvestment and Share Purchase Plan (the "Plan") will be used to purchase common shares issued from treasury at a 2% discount to the volume weighted average market price determined in accordance with the Plan. This discount does not apply to common shares acquired by participants through the optional cash purchase feature of the Plan.

Sun Life Financial Inc. has designated the dividends referred to above as eligible dividends for the purposes of the Income Tax Act (Canada).

About Sun Life Financial

Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of December 31, 2010, the Sun Life Financial group of companies had total assets under management of $464 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to Editors: All figures in Canadian dollars.

%CIK: 0001097362

For further information: Media Relations Contact: Frank Switzer, Vice-President, Corporate Communications, Tel: 416-979-4086, frank.switzer@sunlife.com; Investor Relations Contact: Phil
Malek, Vice-President, Investor Relations, Tel: 416-979-4198, investor.relations@sunlife.com

CO: Sun Life Financial Inc.

CNW 17:12e 16-FEB-11